QuickLinks -- Click here to rapidly navigate through this document

Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following press release was issued on Friday, April 11, 2003 announcing Andrew Corporation's and Allen Telecom Inc.'s withdrawing and re-filing their Hart-Scott-Rodino notifications in connection with Andrew Corporation's proposed acquisition of Allen Telecom Inc.

ANDREW CORPORATION AND ALLEN TELECOM RE-FILE HART-SCOTT- RODINO NOTIFICATIONS RELATED TO ALLEN ACQUISITION

Re-filing Accommodates Justice Department Desire
For More Time to Review Application

        ORLAND PARK, IL, and BEACHWOOD, OH, April 11, 2003—Andrew Corporation (NASDAQ: ANDW) and Allen Telecom (NYSE: ALN) today reported that they have withdrawn and re-filed their Hart-Scott-Rodino notifications in connection with Andrew Corporation's proposed acquisition of Allen Telecom Inc. Both companies have had every indication that the review process has been routine thus far and took this action to accommodate the United States Department of Justice's desire for additional time to complete its review. The information contained in the filings is substantially the same as that in the initial ones.

        The waiting period for the current application will expire on Monday, May 12, 2003 at 11:59 pm Eastern time.

About Andrew Corporation

        Andrew Corporation (http://www.andrew.com) is a global leader in the design, manufacture and supply of communications equipment, solutions and services. Major markets are wireless communications—which includes cellular, personal communications services, and land mobile radio—broadcast, government, broadband wireless and fixed telecommunications networks. Andrew is an S&P 500 company whose common stock trades on The NASDAQ Stock Market® under the symbol: ANDW.

About Allen Telecom Inc.

        Allen Telecom Inc. (http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing repeaters, in-building systems and other products that enhance both the coverage and the capacity of a wireless system. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks. Grayson Wireless supplies measurement and signal processing systems for testing the performance of a wireless network, network-based wireless caller geolocation systems for E911 and value added services. Comsearch offers program management, network planning, engineering development and installation of wireless networks worldwide.

Forward Looking Statements

        Some of the statements in this news release are forward-looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the costs savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end use demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

Additional Information and where to find it

        On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.

QuickLinks

  ANDREW CORPORATION AND ALLEN TELECOM RE-FILE HART-SCOTT- RODINO NOTIFICATIONS RELATED TO ALLEN ACQUISITION